[ING FUNDS LOGO]

July 30, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               ING Mutual Funds (on behalf of ING Index Plus International Equity Fund)

File No.  811-07428

Dear Mr. Thompson,

This letter responds to comments provided to Christopher C. Okoroegbe on July 26, 2010 in connection with a Proxy Statement that was filed on July 21, 2010 by ING Mutual Funds (the “Registrant”) on behalf of ING Index Plus International Equity Fund (the “Fund”). Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.               Comment: Please disclose ING Investment Management Co.’s form of incorporation and provide the names of its directors in the Proxy Statement.

Response:  This information will be provided in the definitive Proxy Statement to be filed on or around August 3, 2010.

2.               Comment: Page 8 — explain how the fees are different between the current and proposed sub-advisory agreements if the Proxy Statement also discloses that there will be no change in the sub-advisory fee rate.

Response: There will be no change in the sub-advisory fee rate and the reference to a difference in fees has been deleted.

3.               Comment: Page 10- the factors considered by the board should be discussed in greater detail — also state whether the board compared services or compensation rendered to other comparable funds.

Response: The Registrant has revised the Proxy Statement in response to the Staff’s comment. This information will be provided in the definitive Proxy Statement to be filed on or around August 3, 2010.

4.               Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

July 30, 2010

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          ING Mutual Funds (on behalf of ING Index Plus International Equity Fund)

File Nos. 033-56094 and 811-07428

Dear Mr. Thompson:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP